SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of October, 2005


                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a press release, dated October 6, 2005, announcing the filing by the Company of a resale registration statement relating to ordinary shares held by existing shareholders.

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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          TEFRON LTD.
                                          (Registrant)



                                          By: /S/ Asaf Alperovitz
                                          -----------------------
                                          Asaf Alperovitz
                                          Chief Financial Officer


                                          By: /S/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Finance Manager



Date: October 6, 2005

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

[KM/KCSA INVESTOR RELATIONS LTD. LOGO]


                                       RE:   Tefron Ltd.
                                             Ind. Center Teradyon
                                             P.O. Box 1365
                                             Misgav 20179
                                             Israel
                                             (NYSE:  TFR)

AT THE COMPANY                      AT INVESTOR RELATIONS LTD

Asaf Alperovitz                     Roni Gavrielov
Chief Financial Officer
+972-4-9900803                      +972-3-5167620
Fax: +972-4-9900054                 Fax: +972-3-5167619

              TEFRON LTD. ANNOUNCES FILING OF A RESALE REGISTRATION
             STATEMENT RELATING TO ORDINARY SHARES HELD BY EXISTING
                                  SHAREHOLDERS

Misgav, Israel, October 6, 2005 -- Tefron Ltd. (NYSE:TFR and TASE: TEFRON), one of the world's leading producers of seamless intimate apparel and active wear, today announced that it had filed with the United States Securities and Exchange Commission a Registration Statement on Form F-3 relating to the resale by its existing principal shareholders - Macpell Industries Ltd., Arwol Holdings Ltd., Norfet, Limited Partnership and Leber Partners L.P.- of Tefron shares. The Registration Statement relates to an aggregate of up to 11,521,259 ordinary shares. The Registration Statement has been filed in accordance with the Registration Rights Agreement, executed in 2004, by and among the Company and such shareholders.

The company also announced that it is currently considering the raising of additional capital by means of a public offering of securities. If an offering is conducted, the proceeds are expected to be used to support expansion of its growing Active Wear and Swim Wear product lines, continue shifting certain manufacturing capacity off shore and strengthen its balance sheet. No decision has yet been made with respect to any possible public offering of securities, and any public offering will be made only in accordance with applicable law and the publishing of a prospectus.

The Registration Statement relating to the ordinary shares of existing shareholders has not yet become effective. When the Securities and Exchange Commission declares the registration statement effective, the selling shareholders may use the prospectus relating to the Registration Statement from time to time to resell their ordinary shares. Tefron will not receive any proceeds from the sale of ordinary shares by the shareholders.

These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.



Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, The Gap, Banana Republic, Target, Warnaco/Calvin Klein, Patagonia, Reebok and El Corte Englese, as well as other well known retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear. The Company's Healthcare Division manufactures and sells a range of textile healthcare products.


THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.

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